Exhibit 99.1

H WORLD GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2021 and September 30, 2022	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2021 and 2022	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2021 and 2022	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2022	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of
	December 31, 2021	September 30, 2022	September 30, 2022
			US$’ in million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	5,116	5,177	728
Restricted cash	25	40	6
Short-term investments measured at fair value	2,589	1,915	269
Accounts receivable, net of allowance of RMB50 and RMB62 as of December 31, 2021 and September 30, 2022, respectively	521	1,231	173
Loan receivables - current, net of allowance of RMB48 and RMB53 as of December 31, 2021 and September 30, 2022 respectively	218	161	23
Amounts due from related parties, net of allowance of RMB17 and RMB37 as of December 31, 2021 and September 30, 2022 respectively	149	177	25
Inventories	88	83	12
Other current assets, net of allowance of RMB6 and RMB5 as of December 31, 2021 and September 30, 2022, respectively	847	779	109
Total current assets	9,553	9,563	1,345
Property and equipment, net	7,056	6,804	957
Intangible assets, net	5,385	5,240	737
Operating lease right-of-use assets	29,942	28,610	4,022
Finance lease right-of-use assets	2,235	2,372	333
Land use rights, net	206	201	28
Long-term investments	1,965	1,865	262
Goodwill	5,132	5,069	713
Amounts due from a related party, net of RMB0 and RMB0 as of December 31, 2021 and September 30, 2022 respectively	1	6	1
Loan receivables, net of RMB4 and RMB6 as of December 31, 2021 and September 30, 2022 respectively	98	115	16
Other assets, net of allowance of RMB1 and RMB1 as of December 31, 2021 and September 30, 2022, respectively	834	696	98
Deferred tax assets	862	846	119
Total assets	63,269	61,387	8,631

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	6,232	5,144	723
Accounts payable	968	810	114
Amounts due to related parties	197	85	12
Salary and welfare payables	591	459	64
Deferred revenue	1,366	1,280	180
Operating lease liabilities, current	3,628	3,732	525
Finance lease liabilities, current	41	45	6
Accrued expenses and other current liabilities	1,838	2,054	289
Income tax payable	418	126	18
Total current liabilities	15,279	13,735	1,931

Long-term debt	3,565	6,091	856
Operating lease liabilities, non-current	28,012	27,216	3,826
Finance lease liabilities, non-current	2,684	2,857	402
Deferred revenue	785	822	116
Other long-term liabilities	903	967	136
Retirement benefit obligations	144	138	19
Deferred tax liabilities	853	798	112
Total liabilities	52,225	52,624	7,398
Commitments and contingencies (Note 18)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,255,971,250 and 3,262,285,720 shares issued as of December 31, 2021 and September 30, 2022, 3,120,746,090 and 3,109,265,860 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)[1]	0	0	0
Treasury shares (30,974,040 and 48,768,740 shares as of December 31, 2021 and September 30, 2022, respectively)[1]	(107)	(441)	(62)
Additional paid-in capital	9,964	10,127	1,424
Retained earnings	1,037	(1,076)	(151)
Accumulated other comprehensive income	41	70	10
Total H World Group Limited shareholders’ equity	10,935	8,680	1,221
Noncontrolling interest	109	83	12
Total equity	11,044	8,763	1,233
Total liabilities and equity	63,269	61,387	8,631

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1In June 2021, the Company effected a share split that each issued and unissued ordinary share of the Company with a par value of US$0.0001 was sub-divided into 10 ordinary shares with a par value of US$0.00001 each. The ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the share split has been retrospectively applied for all periods presented.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Nine Months Ended September 30,
	2021	2022	2022
			US$’ in million
			(Note 2)
Revenues:
Leased and owned hotels	6,025	6,698	942
Manachised and franchised hotels	3,300	3,247	456
Others	112	211	30
Total revenues	9,437	10,156	1,428
Operating costs and expenses:
Hotel operating costs	8,087	8,830	1,242
Other operating costs	38	39	5
Selling and marketing expenses	457	445	63
General and administrative expenses	1,108	1,235	174
Pre-opening expenses	52	82	12
Total operating costs and expenses	9,742	10,631	1,496
Other operating income, net	431	275	39
Income (loss) from operations	126	(200)	(29)
Interest income	64	60	8
Interest expense	(313)	(292)	(41)
Other income (expense), net	205	74	10
Unrealized gains (losses) from fair value changes of equity securities	120	(499)	(70)
Foreign exchange (loss) gain	(204)	(822)	(116)
Loss before income taxes	(2)	(1,679)	(238)
Income tax expense (benefit)	(3)	4	1
Loss from equity method investments	(18)	(39)	(5)
Net loss	(17)	(1,722)	(244)
Less: net loss attributable to noncontrolling interest	(10)	(25)	(4)
Net loss attributable to H World Group Limited	(7)	(1,697)	(240)

Other comprehensive income (loss)
Gain (loss) arising from defined benefit plan, net of tax of RMB0 and RMB0 for the nine months ended September 30, 2021 and 2022, respectively	0	0	0
Foreign currency translation adjustments, net of tax of nil for the nine months ended September 30, 2021 and 2022, respectively	(106)	29	4
Comprehensive loss	(123)	(1,693)	(240)
Less: comprehensive loss attributable to the noncontrolling interest	(10)	(25)	(4)
Comprehensive loss attributable to H World Group Limited	(113)	(1,668)	(236)

Losses per share:
Basic	(0.00)	(0.55)	(0.08)
Diluted	(0.00)	(0.55)	(0.08)
Weighted average number of shares used in computation:
Basic	3,112,910,313	3,111,759,089	3,111,759,089
Diluted	3,112,910,313	3,111,759,089	3,111,759,089

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares					Treasury Shares				Accumulated Other
	Issued		Outstanding					Additional Paid-in		Comprehensive	Noncontrolling
	shares		shares		Amount	Shares	Amount	Capital	Retained Earnings	Income	Interest	Total Equity
Balance at January 1, 2021	3,243,644,440		3,108,425,680		0	30,967,640	(107)	9,808	1,502	127	102	11,432
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	8,465,600		8,465,600		0	—	—	0	—	—	—	0
Conversion of Convertible Senior Notes due 2022	1,340		1,340		0	—	—	0	—	—	—	0
Share-based compensation	—		—		—	—	—	94	—	—	—	94
Net loss	—		—		—	—	—	—	(7)	—	(10)	(17)
Dividends paid to noncontrolling interest holders	—		—		—	—	—	—	—	—	(1)	(1)
Capital contribution from noncontrolling interest holders	—		—		—	—	—	—	—	—	1	1
Acquisition of noncontrolling interest	—		—		—	—	—	(3)	—	—	(7)	(10)
Foreign currency translation adjustments	—		—		—	—	—	—	—	(106)	—	(106)
Repurchase of ordinary shares	—		—		—	—	—	—	—	—	—	—
Net settlement on shares repurchased for withholding taxes related to share-based awards	—		—		—	—	—	50	—	—	—	50
Noncontrolling interest recognized in connection with acquisitions	—		—		—	—	—	—	—	—	21	21
Income arising from defined benefit plan, net of tax	—		—		—	—	—	—	—	0	—	0
Balance at September 30, 2021	3,252,111,380	[2]	3,116,892,620	[2]	0	30,967,640	(107)	9,949	1,495	21	106	11,464
Balance at January 1, 2022	3,255,971,250		3,120,746,090		0	30,974,040	(107)	9,964	1,037	41	109	11,044
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	6,314,470		6,314,470		0	—	—	—	—	—	—	0
Share-based compensation	—		—		—	—	—	77	—	—	—	77
Net loss	—		—		—	—	—	—	(1,697)	—	(25)	(1,722)
Dividends paid to noncontrolling interest holders	—		—		—	—	—	—	—	—	(1)	(1)
Capital contribution from noncontrolling interest holders	—		—		—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—		—		—	—	—	0	—	—	(1)	(1)
Foreign currency translation adjustments	—		—		—	—	—	—	—	29	—	29
Repurchase of ordinary shares	—		(17,794,700)		—	17,794,700	(334)	—	—	—	—	(334)
Cash dividends declared	—		—		—	—	—	—	(416)	—	—	(416)
Noncontrolling interest recognized in connection with acquisitions	—		—		—	—	—	—	—	—	1	1
Income arising from defined benefit plan, net of tax	—		—		—	—	—	—	—	0	—	0
Termination of Capped Call	—		—		—	—	—	86	—	—	—	86
Balance at September 30, 2022	3,262,285,720	[2]	3,109,265,860	[2]	0	48,768,740	(441)	10,127	(1,076)	70	83	8,763

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2The 104,251,120 loaned shares under the ADS lending agreement are considered to share issued but not outstanding.

H WORLD GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Nine Months Ended September 30,
	2021	2022	2022
			US$’ in million
			(Note 2)
Operating activities:
Net loss	(17)	(1,722)	(244)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation	94	77	11
Depreciation and amortization and other	1,126	1,143	161
Impairment loss	60	101	14
Loss from equity method investments, net of dividends received	22	88	12
Investment loss (income)	(354)	434	61
Foreign currency exchange loss	175	590	83
Noncash lease expense	1,604	1,940	273
Changes in operating assets and liabilities	(2,103)	(2,167)	(305)
Others	(134)	36	6
Net cash provided by operating activities	473	520	72

Investing activities:
Capital expenditures	(1,207)	(824)	(116)
Acquisitions, net of cash received	(741)	(59)	(8)
Purchases of investments	(472)	(377)	(53)
Proceeds from maturity/sale and return of investments	1,430	568	80
Loan advances	(85)	(152)	(21)
Loan collections	149	172	24
Others	27	2	0
Net cash used in investing activities	(899)	(670)	(94)

Financing activities:
Net proceeds from issuance of ordinary shares	1	—	—
Payment of share repurchase	—	(334)	(47)
Proceeds from debt	2,217	4,813	677
Repayment of debt	(3,403)	(4,111)	(578)
Dividend paid	—	(416)	(58)
Cash received for the termination of Capped Call	—	86	12
Others	(17)	(32)	(4)
Net cash provided by (used in) financing activities	(1,202)	6	2

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(51)	220	31
Net change in cash, cash equivalents and restricted cash	(1,679)	76	11
Cash, cash equivalents and restricted cash at the beginning of the period	7,090	5,141	723
Cash, cash equivalents and restricted cash at the end of the period	5,411	5,217	734
Supplemental disclosure of cash flow information:
Cash and cash equivalents	5,385	5,177	728
Restricted cash	26	40	6
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	5,411	5,217	734
Interest paid, net of amounts capitalized	203	150	21
Income taxes paid	377	319	45
Cash paid for amounts included in the measurement of operating lease liabilities	2,895	2,393	336
Cash paid for amounts included in the measurement of finance lease liabilities	71	75	10
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	1,604	802	113
Non-cash right-of-use assets obtained in exchange for finance lease liabilities	—	259	36
Non-cash right-of-use assets obtained in acquisition for operating lease	1,710	173	5
Non-cash lease liabilities obtained in acquisition for operating lease	1,692	144	20
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	431	433	61
Consideration payable for business acquisition	85	35	5
Purchase of intangible assets included in payables	2	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30 2021 and 2022

(Renminbi in millions, except share and per share data, unless otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

H World Group Limited (the “Company”), formerly, Huazhu Group Limited was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China(“PRC”).

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft Germany (“Deutsche Hospitality” or “DH”). Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

The Group completed public offering in Hong Kong in September 2020 with proceeds of RMB6,018 and the trading of ordinary shares on the Hong Kong Stock Exchange commenced on September 22, 2020 under the stock code “1179”.

In June 2021, the Company effected a share split that each issued and unissued ordinary share of the Company with a par value of US$0.0001 was sub-divided into 10 ordinary shares with a par value of US$0.00001 each. The ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the share split has been retrospectively applied for all periods presented

In June 2022, the English name of the Company was changed from “Huazhu Group Limited” to “H World Group Limited”.

Leased and owned hotels

The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2021 and September 30, 2022, the Group had 738 and 710 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically 8 to 10 years for legacy Huazhu and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2021 and September 30, 2022, the Group had 6,824 and 7,459 manachised hotels in operation and 268 and 233 franchised hotels in operation, respectively.

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Regarding interim financial reporting of the securities and Exchange Commission and applicable rules and regulations, certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2021. The results of operations for the nine months ended September 30, 2022 are not necessarily indicative of the results for the full years.

The accompanying unaudited interim condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.

The Group’s businesses have been significantly impacted by the global outbreak of COVID-19 since year 2020 and still incurred net losses during the nine months ended September 30, 2022. As of September 30, 2022, the Group’s total current liabilities exceeded its total current assets by RMB4,172 (US$586 million). These conditions may raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

However, the management has evaluated the significance of the above conditions and regards the going concern assumption as appropriate based on the following considerations:

●The Group generated positive cash flow from operations for several consecutive years with a net operating cash inflow of RMB520 for the nine months ended September 30, 2022;
●The Group has performed a review of its cash flow forecasts for the twelve month period after the date that the unaudited interim condensed consolidated financial statements are issued.

Management believes the relevant conditions that raise substantial doubt on going concern are mitigated by the following plans and actions:

●The Group has the ability to sell its short-term investments that can be readily convertible into cash, the fair value of which was approximately RMB1,915 as of September 30, 2022;
●As of September 30, 2022, the Company had unused facilities of approximately RMB2.9 billion including a revolving credit facility of EUR70 million. The revolving credit facility was subsequently used to redeem the convertible senior notes due on November 1, 2022. Based on the Company’s historical experience, normal course of business funding requests will be approved and provided that the Company submits the required supporting documents, and the amount is within the credit limit granted.

Based on the above factors, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and to meet its other liabilities and commitments as they become due for at least twelve months from the issuance of these consolidated financial statements.

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The Group is deemed as the primary beneficiary of and consolidates variable interest entities when the Group has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities.

The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels to identify potential variable interest entities. Generally, these entities qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the impairment of property and equipment, right-of-use assets and intangible assets with definite lives, valuation allowance of deferred tax assets, purchase price allocation, impairment of investment, goodwill and intangible assets without definite lives and incremental borrowing rate used to measure lease liabilities.

Intangible assets, net

Intangible assets consist primarily of brand name, master brand agreement, non-compete agreements, franchise or manachise agreements, favorable leases and purchased software. For its indefinite-lives intangible assets of legacy Huazhu and legacy DH, there was no impairment loss recognized for the nine months ended September 30, 2021 and 2022.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, net, right-of-use assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB60 and RMB101 during the nine months ended September 30, 2021 and 2022, respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Leases

As a lessee

ASU 2016-02, Leases (Topic 842) generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All of the Group’s leases were classified under ASC Topic 842 as operating leases upon this adoption and there are both capital lease and operating lease under legacy DH since the acquisition of DH. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases.

The Group recognizes a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and a ROU asset representing the right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, current and finance lease liabilities, current, respectively, in the Group’s consolidated balance sheets. Long-term portions of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, non-current and finance lease liabilities, non-current, respectively, in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH. For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when the Group acquired leases in a business combination in which the acquiree acts as a lessee. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. The Group excludes the lease obligation from the carrying value of the asset group. Accordingly, the lease payments (both principal and interest) don’t reduce the undiscounted expected future cash flows used to test the asset group for recoverability. If the carrying value of the asset group cannot be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statements of comprehensive income. Noncash lease expense are used as the noncash add-back for the amortization of the operating ROU assets to the operating section of the consolidated statements of cash flow.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

In April 2020, the FASB released a Q&A which allows lessees and lessors to make an election to either apply the lease modification guidance or the variable rents guidance under ASC 840 and ASC 842 for lease concessions related to COVID-19 as long as the total cash flows as a result of the concession are substantially the same or less than those in the contract before the concession. A preparer can make this election without the need to determine whether a force majeure clause exists in the lease. The Group has elected to account for the lease concessions as variable lease expenses.

The favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842, Leases, which are amortized combining with right-of-use assets over remaining operating lease terms. These estimated useful lives are generally as follows:

Favorable lease agreements acquired before the adoption of ASC 842	Remaining lease terms from 1 to 20 years
Unfavorable lease agreements	Remaining lease terms from 3 to 13 years

Sublease

The Group subleases property which are not suitable to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group’s practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Company and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US$”). Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Fair value

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates. The Group’s financial instruments include cash and cash equivalent, restricted cash, structured financial products, loan receivables current and non-current portion, receivables, payables, short-term debts, long-term debts. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. The carrying amounts of convertible senior notes were RMB6,186 and RMB6,899 and the corresponding fair value estimated based on quoted market price were RMB6,681 and RMB7,224, as of December 31, 2021 and September 30, 2022, respectively.

As of December 31, 2021 and September 30, 2022, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active		Significant
			Markets for Identical	Significant Other	Unobservable
As of			Assets	Observable Inputs	Inputs
December 31,	Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
2021	Equity securities with readily determinable fair value	2,589	2,589	—	—
2021	Available-for-sale debt securities	220	—	220	—
2021	Employee benefit plan assets	5	5	—	—

			Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active		Significant
			Markets for Identical	Significant Other	Unobservable
As of			Assets	Observable Inputs	Inputs
September 30,	Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
2022	Equity securities with readily determinable fair value	1,615	1,615	—	—
2022	Available-for-sale debt securities	220	—	220	—
2022	Employee benefit plan assets	8	8	—	—
2022	Structured financial product	300	—	300	—

The following table presents the Group’s assets measured at fair value on a non-recurring basis as of December 31, 2021 and September 30, 2022:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable	Total
As of			Assets	Inputs	Inputs	Loss for
December 31,	Description	Fair Value	(Level 1)	(Level 2)	(Level 3)	the Year
2021	Property and equipment	33	—	—	33	24
2021	Operating lease right-of-use assets	88	—	—	88	48
2021	Intangible assets	2,556	—	—	2,556	245
2021	Long-term investment	—	—	—	—	63

			Fair Value Measurements at Reporting Date Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant	Total
			Identical	Observable	Unobservable	Loss for
As of			Assets	Inputs	Inputs	the Nine Months
September 30,	Description	Fair Value	(Level 1)	(Level 2)	(Level 3)	Ended
2022	Property and equipment	8	—	—	8	39
2022	Operating lease right-of-use assets	40	—	—	40	59
2022	Intangible assets	141	—	—	141	3

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the nine months ended September 30, 2021 and 2022, the Group recognized share-based compensation expenses of RMB94 and RMB77, respectively, which were classified as follows:

	Nine Months Ended September 30,
	2021	2022
Hotel operating costs	32	29
Selling and marketing expenses	3	4
General and administrative expenses	59	44
Total	94	77

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings (losses) per share calculation unless default of the ADS lending arrangement occurs which the Group considered the possibility is remote.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.1135, on September 30, 2022, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on September 30, 2022, or at any other rate.

3.ACQUISITIONS

Citigo Acquisition

On April 30,2021, the Group completed the acquisition of 100% equity interest of CitiGO hotels from Cjia Group, a related party of the Group. CitiGO brand is a light luxury and social hotel brand, which are mainly distributed in first and second-tier cities in China. The aggregated consideration was RMB783, among which RMB749 was paid in cash as of September 30, 2021.

Other acquisitions

During the nine months ended September 30, 2021 and 2022, the Group acquired another three and seven individual companies for total cash consideration of RMB51 and RMB9, respectively. The business acquisitions were accounted for under purchase accounting. The assets and liabilities of these hotels and companies acquired in the nine months ended September 30, 2021 and 2022 were immaterial to the consolidated financial statements.

4.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Nine Months Ended
	September 30,
	2021	2022
Room revenues	5,228	5,612
Food and beverage revenues	475	752
Others	322	334
Leased and owned hotels revenue	6,025	6,698
Initial one-time franchise fee	81	79
On-going management and service fees	1,105	1,002
Central reservation system usage fees, other system maintenance and support fees	1,048	940
Reimbursements for hotel manager fees	684	806
Other fees	382	420
Manachised and franchised hotels revenue	3,300	3,247
Other revenues	112	211
Total revenues	9,437	10,156

Contract Balances

The Group’s contract assets are insignificant at December 31, 2021 and September 30, 2022.

	As of
	December 31,	September 30,
	2021	2022
Current contract liabilities	1,366	1,280
Long-term contract liabilities	785	822
Total contract liabilities	2,151	2,102

The contract liabilities balances above which are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2021 and September 30, 2022 were comprised of the following:

	As of
	December 31,	September 30,
	2021	2022
Initial fees received from franchisees owners	1,074	1,047
Cash received for membership fees and not recognized as revenue	519	517
Advances received from customers	505	484
Deferred revenue related to the loyalty program	53	54
Total	2,151	2,102

The Group recognized revenues that were previously deferred as contract liabilities of RMB494 and RMB510 during the nine months ended September 30, 2021 and 2022, respectively.

5.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31,	September 30,
	2021	2022
Cost:
Buildings	305	305
Leasehold improvements	10,467	10,741
Furniture, fixtures and equipment	2,348	2,402
Motor vehicles	3	3
	13,123	13,451
Less: Accumulated depreciation	6,845	7,500
	6,278	5,951
Construction in progress	778	853
Property and equipment, net	7,056	6,804

Depreciation expense was RMB970 and RMB985 for the nine months ended September 30, 2021 and 2022, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

The Group performed a recoverability test of its hotels property and equipment with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the hotels property and equipment exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB9 and RMB39 during the nine months ended September 30, 2021 and 2022, respectively.

6.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31,	September 30,
	2021	2022
Intangible assets with indefinite lives:
Brand names	5,010	4,896
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	366	353
Favorable lease agreements from sublease	11	5
Purchased software	142	129
Other intangible assets	70	72
Total	5,791	5,647
Less: Accumulated amortization	163	168
Less: Accumulated impairment loss	243	239
Total	5,385	5,240

The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements.

Amortization expense of intangible assets for the nine months ended September 30, 2021 and 2022 amounted to RMB48 and RMB32, respectively.

The Group recorded an impairment charge of RMB48 and RMB3 related to the franchise or manachise agreements and other intangible assets of legacy DH for the nine months ended September 30, 2021 and 2022, respectively.

The estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for Intangible Assets
Remainder of 2022	8
2023	35
2024	32
2025	31
2026	28
Thereafter	173
Total	307

7.INVESTMENTS

The investments as of December 31, 2021 and September 30, 2022 were as follows:

	As of
	December 31, 2021	September 30, 2022
Equity securities with readily determinable fair values:
Accor	2,508	1,540
Other marketable securities	81	75
Equity securities without readily determinable fair values:
Cjia/Cjia Group	168	136
OYO	54	54
Other equity securities without readily determinable fair values	71	71
Equity-method investments:
AAPC LUB	525	487
Hotel related funds	488	448
China Hospitality JV	99	56
Commerz Real Institute	85	80
Other investments	255	313
Available-for-sale debt securities:
Cjia/Cjia Group	220	220
Debt securities:
Structured financial product	—	300
Total	4,554	3,780

During the nine months ended September 30, 2022, the Group sold 2,017,078 of Accor shares for a cash consideration of RMB478 with a gain of RMB64 realized upon disposal. As of September 30, 2022, the Group accumulatively hold 10,195,474 shares of Accor, which accounts for less than 5% of Accor total outstanding shares where the Group does not have the ability to significantly influence the operations of this entity. The Group recognized unrealized gains and loss from fair value changes of Accor of RMB127 and RMB485, respectively for the nine months ended September 30, 2021 and 2022.

The Group recognized investment loss of RMB18 and RMB32 for its equity method investment in Cjia Group in income (loss) from equity method investments respectively for the nine months ended September 30, 2021 and 2022. The Group received cash dividend from AAPC LUB of nil and RMB47 for the nine months ended September 30, 2021 and 2022, which was recognized as return on investment. During the nine months ended September 30, 2022, the Group received RMB54 cash dividend from China Hospitality JV, Ltd., which was recognized as return of investment. Among “other investments”, the Group further increased investments in Azure Hospitality Fund I Limited Partnership of RMB64 during the nine months ended September 30, 2022.

The structured financial products are mainly deposits due within 3 months with secured principal and variable interest rates and are restricted as to withdrawal before maturity. The Company elects to adopt the fair value option in accordance with ASC 825 Financial Instruments for such financial products. Changes in the fair value of the investments are recorded as interest income in the consolidated statements of operations, and immaterial for the nine months ended September 30, 2022.

8.DEBT

The short-term and long-term debt as of December 31, 2021 and September 30, 2022 were as follows:

	As of
	December 31,	September 30,
	2021	2022
Short-term debt:
Long-term bank borrowings, current portion	2,464	193
Short-term bank borrowings	692	1,535
Convertible senior notes, current portion	3,029	3,372
FF&E liability, current portion	47	44
Total	6,232	5,144

Long-term debt:
Long-term bank borrowings, non-current portion	211	2,332
Convertible senior notes, non-current portion	3,158	3,527
FF&E liability, non-current portion	180	217
Others	16	15
Total	3,565	6,091

Bank borrowings

In December 2019, the Group entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. As of December 31, 2021, the outstanding loan amount was EUR338 million and had been reclassified to long-term bank borrowings, current portion. As of September 30, 2022, the outstanding loan amount of EUR338 million has been fully paid off.

In January 2021, the Group entered into a twelve-year RMB650 syndicated loan contract expiring in December 2032. The loan is used for the construction project of the Group’s headquarters buildings. The interest rate resets every year, and is based on the People’s Bank of China five-year benchmark LPR minus 24 basis points on the pricing date. The mortgage ratio covenant is related to this facility. The Group was fully in compliance with the further amended covenants as of September 30, 2022. As of December 31, 2021 and September 30, 2022, the outstanding loan amount is RMB53 and RMB53 respectively. The weighted average interest rate of borrowings drawn under this agreement was 4.21%. The interest was fully capitalized and with the amount of RMB1 and RMB2 for the nine months ended September 30, 2021 and 2022, respectively.

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. As of September 30, 2022, the Group had drawn down EUR220 million and RMB equivalent of EUR110 million under the facility agreement and repaid nil. For the nine months ended September 30, 2022, the weighted average interest rate of borrowings drawn under this agreement was 2.58% and 3.55% for the EUR220 million term facility and RMB equivalent of EUR110 million term facility respectively.

Convertible Senior Notes due 2022

On November 3, 2017, the Group issued US$475 million of Convertible Senior Notes (the “2022 Notes”). The 2022 Notes mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Group had subsequently redeemed US$475 million of 2022 Notes on November 1, 2022 through utilizing the revolving facility of EUR70 million and its cash and cash equivalents on hand.

Capped Call Options

In connection with the issuance of the 2022 Notes, the Group entered into capped call option transactions with some of the initial purchasers or their affiliates (the “Option Counterparties”) to reduce the potential dilution to existing shareholders of the Group upon conversion of the 2022 Notes. In June 2022, the Group and Option Counterparties terminated these capped call transactions before the conversion date of convertible notes on November 1, 2022 with the settlement amount of US$12.8 million, which was received by the Group in July 2022. The settlement amount of US$12.8 million was recorded as an increase to additional paid-in capital.

Debt Maturities

The contractual maturities of the Group’s debt as of September 30, 2022 were as follows:

Principle Amounts
Remainder of 2022	3,547
2023	1,704
2024	3,791
2025	2,091
2026	27
Thereafter	97
Total	11,257

9.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	September 30,
	2021	2022
Payable to franchisees	710	297
Other payables	535	955
Accrued rental, utilities and other accrued expenses	209	359
Liabilities related to customer loyalty program	135	156
Value-added tax, other tax and surcharge payables	132	193
Payable to noncontrolling interest holders	117	94
Total	1,838	2,054

Payable to franchisees mainly represents room charges received on behalf of franchisees and are payable within one year. From time to time, the Group receives cash advances from noncontrolling interest holders of entities that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year or on demand.

10.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Nine Months Ended
	September 30,
	2021	2022
Rents	2,903	2,973
Utilities	384	441
Personnel costs	2,180	2,701
Depreciation and amortization	1,047	1,063
Consumable, food and beverage	688	737
Others	885	915
Total	8,087	8,830

11.SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 100,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants to purchase up to 30,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 70,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 30,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 150,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;
b.)Vest over a period of ten years in equal yearly installments;

As of September 30, 2022, the Group had granted 245,776,690 options and 280,351,030 nonvested restricted stocks, which were subject to adjustment on performance condition.

Share options

No share options were granted during the nine months ended September 30, 2021 and 2022.

As of September 30, 2022, total unrecognized compensation expense related to the option arrangements was nil.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

During the nine months ended September 30, 2022, the Group granted 37,291,960 nonvested restricted stocks to certain officers and employees with no consideration. 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The following table summarized the Group’s nonvested restricted stock activities during the nine months ended September 30, 2022.

		Weighted Average Grant
	Number of Restricted	Date
	Stocks	Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2022	53,696,490	1.20
Granted	37,291,960	2.50
Forfeited	(1,904,140)	1.21
Vested	(6,314,470)	1.73
Nonvested restricted stocks outstanding at September 30, 2022	82,769,840	1.74

As of September 30, 2022, there was RMB862 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.66 years.

The total fair value of nonvested restricted stocks vested was RMB279 and RMB143 for the nine months ended September 30, 2021 and September 30, 2022 respectively.

12.LOSSES PER SHARE

The following table sets forth the computation of basic and diluted losses per share for the nine months ended September 30, 2021 and 2022 indicated:

	Nine Months Ended September 30,
	2021	2022
Net loss attributable to ordinary shareholders — basic	(7)	(1,697)
Net loss attributable to ordinary shareholders — diluted	(7)	(1,697)
Weighted average ordinary shares outstanding — basic and diluted	3,112,910,313	3,111,759,089
Basic and diluted losses per share	(0.00)	(0.55)

For the nine months ended September 30, 2021 and 2022, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of
	September 30,	September 30,
	2021	2022
Outstanding employee options and nonvested restricted stocks	60,278,930	82,769,840
Shares of convertible senior notes	226,827,410	228,239,310
Total	287,106,340	311,009,150

13.SEGMENT

The Group identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Group’s chief operating decision maker has been identified as the chief executive officer. After the acquisition of DH, CODM regularly reviews the operating data and EBITDA, which is defined as earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, a financial measure for legacy Huazhu and legacy DH separately to evaluate their performance. Therefore, the group operates in two operating segments which are legacy Huazhu and legacy DH. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments.

The following table provides a summary of the Group’s reportable segment results for the nine months ended September 30, 2021 and 2022.

	Nine Months Ended September 30,
	2021			2022
	Legacy			Legacy
	Huazhu	Legacy DH	Total	Huazhu	Legacy DH	Total
Total revenues	8,471	966	9,437	7,899	2,257	10,156
Operating costs and expenses	7,736	2,006	9,742	8,023	2,608	10,631
Income (loss) from operations	830	(704)	126	54	(254)	(200)
Net (loss) income attributable to H World Group Limited	571	(578)	(7)	(1,336)	(361)	(1,697)
Income tax expense (benefit)	213	(216)	(3)	36	(32)	4
Interest income	64	—	64	60	—	60
Interest expense	226	87	313	194	98	292
Depreciation and amortization	903	179	1,082	917	179	1,096
EBITDA	1,849	(528)	1,321	(249)	(116)	(365)

The following table presents total assets for operating segments, reconciled to consolidated amounts:

As of
	December 31, 2021			September 30, 2022
	Legacy			Legacy
	Huazhu	Legacy DH	Total	Huazhu	Legacy DH	Total
Total assets	45,353	17,916	63,269	44,002	17,385	61,387

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues：	Nine Months Ended September 30,
	2021	2022
China	8,459	7,881
Germany	799	1,717
All others	179	558
Total	9,437	10,156

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of
	December 31, 2021	September 30, 2022
China	33,143	31,902
Germany	13,884	13,424
All others	2,929	2,970
Total	49,956	48,296

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue and certain long lived assets for the nine months ended September 30, 2021 and 2022.

14.Cash Dividend

The Group did not declare cash dividend to its shareholders in 2021.

On March 03, 2022, the Group approved and declared a cash dividend of US$0.021 per ordinary share on its outstanding shares as of the close of trading on March 24, 2022. Such dividend of US$68 million was fully paid in April 2022.

15.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases were insignificant for the nine months ended September 30, 2021 and 2022, and sublease income of the Group which is recognized in revenues in the unaudited interim consolidated statements of comprehensive income were RMB100 and RMB89 for the nine months ended September 30, 2021 and 2022, respectively. For lease concession related to the Covid-19, the Group recognizes a negative lease expense of RMB52 and RMB199 for the nine months ended September 30, 2021 and 2022 under the relief as the Group elects using the variable lease expense approach.

The Group recorded an impairment charge of the operating lease right-of-use assets of RMB3 and RMB59 for the nine months ended September 30, 2021 and 2022, respectively.

A summary of supplemental information related to operating leases in the nine months ended September 30, 2021 and 2022 is as follows:

	Nine Months Ended September 30,
	2021		2022
Lease cost:
Operating fixed lease cost	2,999		3,165
Finance lease cost
— Amortization of ROU assets	59		69
— Interest on lease liabilities	72		86
Short term lease cost	0		0
Operating variable lease cost	(12)		(87)
Total lease cost	3,118		3,233

Other information:
Weighted average remaining lease term
Operating leases	13	years	13	years
Finance leases	28	years	28	years
Weighted average discount rate
Operating leases	6.22%		6.31%
Finance leases	3.97%		3.98%

As of September 30, 2022, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating Leases	Total Finance Leases
Remainder of 2022	1,097	39
2023	4,099	162
2024	4,146	167
2025	3,924	166
2026	3,724	168
Thereafter	27,070	4,143

Total minimum lease payments	44,060	4,845

Less: amount representing interest	13,112	1,943

Present value of minimum lease payments	30,948	2,902

As of September 30, 2022, the Group has entered 32 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB9,040, which is not reflected in the consolidated balance sheets.

16.EMPLOYEE BENEFIT PLANS

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB388 and RMB479 for the nine months ended September 30, 2021 and 2022

Retirement benefit obligation result all from the German pension plan after the completion of the acquisition of DH as this pension plan is the most significant defined benefit plan in the Group. The following table presents the amount of net periodic benefit cost recognized for the nine months ended September 30, 2021 and 2022 for legacy DH：

	Nine Months Ended September 30,
	Pension benefits		Other benefits
	2021	2022	2021	2022
Service cost	8	6	0	0
Interest cost	2	1	—	—
Expected return on plan assets	(0)	(0)	—	—
Amortization of net loss	3	4	—	—
Regular Net Periodic Pension Cost	13	11	0	0

Total Recognized in Net Periodic Pension Cost	13	11	0	0

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB37 and RMB52 for the nine months ended September 30, 2021 and 2022.

17.RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
China Hospitality JV, Ltd. (“China Hospitality JV”)	Property management company	Equity method investee of the Group
Smart Lodging Group (Cayman) Limited (“Smart Lodging”)	Hotel chain	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Suzhou Huali Jinshi Construction Decoration Co., Ltd. ( “Huali Jinshi”)	Building decoration company	Equity method investee of the Group
Shenzhen Hitone Investment Fund Partnership (LLP) ( “Hitone”)	Fund	Equity method investee of the Group
AZURE Hospitality Fund I Limited Partnership ( “AZURE”)	Fund	Equity method investee of the Group
AAPC Hotel Management Co., Ltd. ( “AAPC”)	Hotel management company	Equity method investee of the Group

Accor ceased to be related parties of the Group from December 2021.

Huali Jinshi ceased to be related parties of the Group from August 2022.

(a) Related party balances

Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, Cjia Group, Zhuchuang and Lianquan, which are short-term in nature and mainly payable on demand, service fee and room charges withheld by Trip.com and long-term shareholder loan to one equity method investee. The Group recorded credit losses of RMB17 and RMB37 for the nine months ended September 30, 2021 and 2022.

	As of
	December 31,	September 30,
	2021	2022
Sheen Star	33	31
Zhuchuang	27	27
Trip.com	17	71
Cjia Group	29	29
Lianquan	49	44
Others	12	18
Allowance for expected credit losses	(17)	(37)
Total	150	183

Amounts due to related parties were mainly comprised of payables for reservation fee and other service fee to Trip.com, acquisition consideration, consultation fee to and cash received on behalf of Cjia Group and payables for construction service fee to Huali Jinshi, which are short-term in nature and payable on demand.

	As of
	December 31,	September 30,
	2021	2022
Trip.com	44	51
Cjia Group	101	27
Huali Jinshi	47	—
Others	5	7
Total	197	85

(b) Related party transactions

During the nine months ended September 30, 2021 and September 30, 2022, significant related party transactions were as follows:

	Nine Months Ended September 30,
	2021	2022
Commission expenses to Trip.com	78	43
Lease expenses to Trip.com	14	14
Lease expenses to Cjia Group	—	25
Service fee to Huali Jinshi	10	—
Service fee to AAPC	—	3
Brand use fee, reservation fee and other related service fee to Accor	15	—
Goods sold and service provided to Cjia Group	10	—
Loan payment to Hitone	5	—
Service fee from Trip.com	52	49
Service fee from AAPC	3	2
Service fee from China Hospitality JV	2	1
Service fee from Sheen Star	3	3
Service fee from AZURE	—	3
Sublease income from Lianquan	8	9
Sublease income from Cjia Group	5	4
Business acquisition of CitiGO from Cjia Group	783	—
Business acquisition of one individual company from Cjia Group	51	—

18.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of September 30, 2022, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB371, which is expected to be incurred within one to two years.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of September 30, 2022, there are no accrued contingent liabilities from such proceedings.

19.SUBSEQUENT EVENTS

In October 2022, the Group entered into a one-year USD dominated facility agreement that it could draw down no more than RMB1,000 with interest rate to be determined case-by-case, and another one-year US$123 million facility agreement with 5.4% fixed rate per annum.

As disclosed in Note 8, the Group had subsequently redeemed US$475 million of 2022 Notes on November 1, 2022.